838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 23-468 June 21, 2023

Platinum Group Metals Ltd. Engages The Battery Innovation Center (BIC) for Testing and Scale-Up of PGM Based Lithium-Sulfur and Lithium-Ion Battery Chemistries Developed by Subsidiary Lion Battery Technologies Inc.

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports that Lion Battery Technologies Inc. ("Lion") has engaged The Battery Innovation Center ("BIC") in Newberry, Indiana to help drive commercialization of its next generation platinum and palladium based battery chemistries. Lion is advancing both proprietary lithium-sulfur and enhanced lithium-ion (NMC) technology using the unique catalytic properties of platinum and palladium.

The BIC is a collaborative initiative designed to partner with commercial enterprises, renowned universities, government agencies, and industry leaders to focus on the rapid development, testing, and commercialization of safe, reliable, and lightweight energy storage systems for commercial and defense customers. The BIC's mission is to accelerate innovation in the field of battery technology by providing access to the entire spectrum of R&D to commercialization, including low volume production, in a single 40,000 square foot facility. The BIC reports working with a wide array of clients including Solid Power, BrightVolt, Fisker, Rolls Royce, DuPont, Valvoline, LG Chem, UL Solutions, GE Global Research, Cummins, Semplastics, and Alkegen.

Under an agreed scope of work, the BIC is to conduct independent small scale and large scale trials to validate Lion's proprietary platinum and palladium based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells. Collaboration with BIC will also include additional research and development focused on improving performance and scale-up with the goal of creating prototypes for commercialization consideration in 2024. Lion's target is to develop batteries with specific energies that are 20% to 100% higher than current technologies while meeting or exceeding their present cycle lives.

Research at Lion is led by Dr. Bilal El-Zahab, who completed his post-doctoral work at MIT, along with a team that includes battery and materials science specialist and postdoctoral fellows at Florida International University ("FIU"). Dr. El-Zahab stated, "After an exhaustive search for a commercialization partner we are excited to engage with The Battery Innovation Center. The resources and team at the BIC will assist in validating several years of internal research and development and will help to lay the foundation for commercialization efforts going forward."

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"At The Battery Innovation Center, we are excited to collaborate with Dr. El-Zahab and support the endeavor for next generation lithium-related battery chemistries toward higher technology readiness levels," says Dr. Wan Si Tang, the Advanced Battery Manufacturing Team Leader at the BIC.  She continues, "We expect this valuable relationship with Lion will continue to fortify through our collaboration to combine Lion's technologies with BIC's scale-up expertise. This intent will ensure the proper development of prototype cells for the next stage of pilot manufacturing."

Lion was jointly formed in 2019 by Platinum Group and Anglo American Platinum to accelerate the development of next-generation battery technology using platinum and palladium. Since inception the Lion team has focused on the development of proprietary lithium sulfur technology and enhancing the performance of existing commercial lithium-ion (NMC) chemistries. Lion has a sponsored research agreement with FIU including exclusive rights to all intellectual property developed and will lead commercialization efforts. To date the U.S. Patent and Trademark Office has granted FIU five patents.  For more details about Lion please see the Company's most recent Form 40-F annual report, AIF and other filings with the SEC and Canadian securities regulators.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground platinum group metals deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with joint venture partners Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., Japan Organization for Metals and Energy Security and Hanwa Co., Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange ("TSX") and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the development of new battery technologies and the potential benefits of utilizing the unique catalytic properties of platinum and palladium therein, the creation of battery prototypes for commercialization consideration, the development of batteries with specific energies higher than current technologies while at least matching their cycle lives, the validation of internal research and development, laying the foundation for commercialization efforts and the potential benefits of Lion engaging BIC. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19, the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co.; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, AIF and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.